

July 9, 2007

Mr. Gregory P. Hanson
Senior Vice President and Chief Financial Officer
ADVENTRX Pharmaceuticals, Inc.
6725 Mesa Ridge Road, Suite 100
San Diego, CA 92121

Re: ADVENTRX Pharmaceuticals, Inc.
        Form 10-K for the year ended December 31, 2006
        File No.001-32157

Dear. Mr. Hanson:

In your letters dated June 11, 2007, June 29, 2007 and July 5, 2007, which you sent in response to a comment raised by the staff of the Division of Corporation Finance, you note that ADVENTRX Pharmaceuticals, Inc. is a development stage enterprise and that J.H. Cohn, its principal independent accountant, placed reliance on the work of ADVENTRX's prior independent accountant for the period from June 12, 1996 (date of inception) to December 31, 2001 and made reference to this effect in its report. You request that we waive the requirement of Rule 2-05 of Regulation S-X to file the separate report of the prior independent accountant.

We will not waive the requirements of Rule 2-05 of Regulation S-X. If your principal independent accountant makes reference to the work of another independent accountant in its report, both the report of the principal independent accountant and the independent accountant referenced must be filed. However, in your facts and circumstances, we will not object if your principal independent accountant's report does not make reference to either the cumulative amounts since inception required by SFAS 7, paragraphs 11b and 11c or to the statement of stockholder's equity disclosure required by SFAS 7, paragraph 11d for the periods from June 12, 1996 (date of inception) to December 31, 2001.

The position described above is based solely on the information included in your June 11, 2007 letter. New or different facts could warrant a different conclusion If you have any question about this letter, please call me at 202.551.3516.

Sincerely,

Todd E. Hardiman
Associate Chief Accountant